[redacted]

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

SEC 10026019 ISSION

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CKS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8800 E. RAWTREE DR, ST. 240
(No. and Street)

SCOTTSDALE AZ 85260
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KORTE 480-451-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL MAASTRICHT, CPA
(Name – *if individual, state last, first, middle name*)

10640 N. 28th DR, ST. C-209, PHOENIX AZ 85029
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JA 3/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Korte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CKS Securities LLC, as of Dec 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

FinOp
Title

Feb. 23, 2010

[signature]
Notary Public

OFFICIAL SEAL
THU THI PHUNG-WALL
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Dec. 18, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Member
CKS Securities, LLC (a development stage company):

We have audited the accompanying balance sheet of CKS Securities, LLC, (a development stage company) as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CKS Securities, LLC (a development stage company) as of December 31, 2009, and the results of its operations and cash flows for the nine months then ended, in conformity with accounting principles generally accepted in the United States.

Michael Maastricht, CPA

Phoenix, Arizona
February 16, 2010

CKS Securities, LLC
(a development stage company)

Balance Sheet
December 31, 2009

ASSETS

Current assets:	
Cash	$ 15,194
Total current assets	15,194
	$ 15,194

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Capital	$ 5,000
Additional paid in capital	55,996
Accumulated loss	(45,802)
Total stockholder's equity	15,194
	$ 15,194

See accompanying notes.

CKS Securities, LLC
(a development stage company)

Statement of Operations
For the Nine Months Ended December 31, 2009

Expenses:	
Consulting expense	$ 5,667
Insurance	2,774
Legal fees	975
Marketing	2,500
Office expenses	4,169
Payroll expense	12,946
Regulatory fees	6,535
Rent	8,568
Research	1,668
Net loss	$ 45,802

See accompanying notes.

CKS Securities, LLC
(a development stage company)

Statement of Stockholder's Equity
For the Nine Months Ended December 31, 2009

	Stockholder's Capital	Accumulated Loss	Total
Capital contribution	$ 5,000		5,000
Additional paid in capital	55,996		55,996
Net loss		(45,802)	(45,802)
Balance, December 31, 2009	$ 60,996	(45,802)	15,194

See accompanying notes.

CKS Securities, LLC
(a development stage company)

Statement of Cash Flows
For the Nine Months Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (45,802)
Net cash used by operating activities	(45,802)
Cash flows from financing activities:	
Capital contributed	5,000
Additional paid in capital	55,996
Net cash provided by financing activities	60,996
Net increase in cash	15,194
Cash at beginning of period	-
Cash at end of period	$ 15,194

See accompanying notes.

CKS SECURITIES, LLC
(a development stage company)

Notes to Financial Statements
For the Nine Months Ended December 31, 2009

---

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in March, 2009 to operate as a broker dealer in the business of marketing investments in partnerships and limited liability corporations. There was no income in 2009 and most expenses were incurred for regulatory and start-up costs. The Company expects to start earning income in 2010 and will operate in Arizona.

Statement of cash flows:

All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

(2) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes.

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2009.

CKS Securities, LLC
(a development stage company)

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Stockholder's equity (capital) per balance sheet at December 31, 2009	$	15,194
Less not allowable assets:		
Cash in CRD account		802
Net capital for NASD requirement purposes as of December 31, 2009		14,392
Net capital required		5,000
Net capital in excess of amount required	$	9,392

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
CKS Securities, LLC (a development stage company):

In planning and performing our audit of the financial statements of CKS Securities, LLC, (the Company) as of and for the nine months ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Maastricht, CPA

Phoenix, Arizona
February 16, 2010

CKS SECURITIES, LLC
(a development stage company)

Scottsdale, Arizona

FINANCIAL STATEMENTS WITH ACCOUNTANT'S REPORT

as of December 31, 2009

MICHAEL MAASTRICHT, CPA
Certified Public Accountant